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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66119

SEC RECEIVED PROCESSING FEB 16 2005 WASH. D.C. 165 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A: REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Presidio Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Pine Street, Suite 1175

(No. and Street)

San Francisco (City) **CA** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desi G. Co **(415) 321-1073**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Desi G. Co**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Presidio Partners LLC**, as of **December 31, 2004**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Subscribed and sworn
to before me this
11 day of 02, 2005

Notary Public

PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Members
Presidio Partners LLC

We have audited the accompanying statement of financial condition of Presidio Partners LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Partners LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
January 20, 2005

Harb, Levy + Weiland LLP

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Presidio Partners LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 219,024
Receivables	3,579,039
Property, net	79,158
Other assets	31,587
Total Assets	$ 3,908,808

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 54,742
Members' equity	3,854,066
Total Liabilities and Members' Equity	$ 3,908,808

See Accompanying Notes to Statement of Financial Condition

1. Summary of Significant Accounting Policies

Business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the National Association of Securities Dealers. The Company provides placement agent and consulting services to real estate and real estate-related companies.

As a limited liability company, each member's liability is limited to amounts reflected in the member's account.

Cash

Cash consists of cash on deposit with a commercial bank and in money market accounts. The balances in the deposit and money market accounts may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Commissions and Consulting Fees

Commissions and consulting fees earned are recognized when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables for commissions and consulting fees are generally payable over a period of two or three years and generally carry an interest rate based on LIBOR. The Company believes that all receivables are collectible.

Property

Property consists of furniture, office equipment and leasehold improvements stated at cost and is depreciated using the straight-line method over seven years for furniture, five years for equipment, and the four-year lease term for leasehold improvements.

1. Summary of Significant Accounting Policies (continued)

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its individual members for inclusion in each member's individual income tax returns.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Property

Net property includes the following:

Furniture	$ 58,090
Office equipment	41,390
Leasehold improvements	4,108
	103,588
Accumulated depreciation	(24,430)
Property, net	$ 79,158

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations as a broker-dealer, and shall not exceed 15 to 1 thereafter. At December 31, 2004, the Company had net capital of $164,281, which was $157,438 in excess of its required net capital of $6,843. The Company's aggregate indebtedness to net capital ratio was 0.33 to 1.

4. Commitments

The Company rents its San Francisco office premises under a lease arrangement that expires in 2007. Future minimum lease payments under the San Francisco office lease are as follows:

Year Ending December 31	
2005	$ 68,500
2006	70,900
2007	29,900
Total	$ 169,300